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September 8, 2017

VIA EDGAR                                                  Securian Letterhead

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549-4644

RE: Post-Effective Amendment Pursuant to Rule 485(a)
    Variable Annuity Account 333-212515 and 811-04294

Dear Ladies and Gentlemen:

The accompanying Post-Effective Amendment Filing to the Registration Statement on Form N-4 for the above-referenced Variable Annuity Account (the "Registrant") is being filed electronically with the Securities and Exchange Commission via the Commission's EDGAR system. The Registrant requests that this filing become effective on November 8, 2017.

This Registration Statement is being amended to update prospectus language and available options. This contract has not been sold and has no contract owners.

Any questions or comments regarding this filing may be directed to the undersigned at (651)665-4145.

Sincerely,

/s/ David M. Dimitri

Assistant General Counsel